April 8th, 2009

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Esq., Examiner

RE:  MOBIEYES SOFTWARE, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED FEBRUARY 27, 2009
     FILE NO. 333-157565

Mr. Houseal:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Mobieyes Software, Inc. (the "Company") dated March 23, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

SEC LETTER DATED MARCH 23, 2009

AMENDMENT NO. 1 TO FORM S-1
---------------------------

STAFF COMMENT 1:

We note that since inception, you have been involved primarily in the design of your business plan and that you have not built a prototype of your product. Accordingly, please revise the prospectus as necessary so that any discussion concerning your business reflects the fact that you are a development stage company and that you have not yet developed a prototype of the product you intend to market. Ensure that any claims relating to the development and operation of your proposed product and the benefit to potential customers convey to investors that such claims are based merely on your expectations. Clarify that there is substantial risk that your expectations concerning the development, operation and performance of your proposed product will not be met. Also, please ensure that when discussing your product you refer to it as your "proposed" product or otherwise clarify its status as undeveloped.

RESPONSE:

We concur with the staff and have updated the language to reflect that we are a development stage company, we have not developed a prototype, and that there is substantial risk concerning development, operations, and performance of our proposed product.

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STAFF COMMENT 2:

We note your statement on page 8 that "Secure Window should be viewed as a high-risk investment and speculative in nature." It appears that the reference to Secure Window was made in error. Please review to remove any such references or advise.

RESPONSE:

We concur with the staff and have removed the language to Secure Window.

STAFF COMMENT 3:

Immediately following the above section heading, please include disclosure discussing the fact that since your inception, you have only been involved in the design of your business plan, have not had any business operations and have not developed a prototype of your software. Revise the language in the summary description with respect to claims regarding what your proposed product will accomplish to clarify that these claims are aspirations and not matters of certainty. For instance, revise such statements including, but not limited to, the following to clarify that they refer to your goals and not matters of fact:

   o  MES "will develop a technology platform ...";

   o MES' initial product ... will allow businesses to link mobile filed service professionals ...;

   o  "The technology will be a complete solution... "; and

   o  MES' utilities will reduce the cost of ownership ..."

RESPONSE:

We concur with the staff and have updated the language to reflect the proper disclosures and that our claims are aspirations and not matters of certainty.

STAFF COMMENT 4:

We refer you to your disclosure on page 18 regarding your use of the proceeds from this offering. Please disclose in the summary section, consistent with your statement regarding the use of the proceeds, that the funds raised through this offering will be used primarily for the development of your business and marketing plan. Clarify to what extent the funds, in addition to those received from this offering, will be needed for the development of your proposed product.

RESPONSE:

We concur with the staff and have updated the language to reflect that the use of proceeds will be primarily used to develop the business and marketing plan and that it is unlikely that any of the funds will be used to develop our proposed product.

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STAFF COMMENT 5:

Please include a brief discussion of your plans for the next twelve months regarding the implementation of your business and marketing plan and the development of your proposed product.

RESPONSE:

We added language to reflect our plans for the next twelve months on the implementation of our business and marketing plan as well as the development of our proposed product.

STAFF COMMENT 6:

We note your disclosure on page 28 regarding your willingness to grant a security interest in the "service offering" in order to obtain additional financing. The meaning of this term is unclear. Please revise this disclosure to describe more specifically the "service offering" to be used in connection with additional financing.

RESPONSE:

We concur with the staff and have updated the language to clarify the security interest would be on the company's assets and not the "service offering".

STAFF COMMENT 7:

We note your disclosure that you anticipate needing a minimum of $125,000 in additional financing in order to execute your business plan "in a meaningful way over the next year." Please describe the steps you intend to take regarding the meaningful implementation of the business and marketing plan and clarify whether this includes the development of your product should you receive such additional funds.

RESPONSE:

We concur with the staff and have updated the language to identify the steps for the meaningful implementation of the business and marketing plan, including the development of the product.

STAFF COMMENT 8:

We note your statement that you filed a copy of your code of ethics with the Commission as an exhibit to your S-1/A filing. Since you did not file a copy of your code of ethics with this registration statement, the only registration statement filed to date, please file a copy with your next amendment and revise your disclosure accordingly. Further, please revise this section to state, if true, that your code of ethics applies to Mr. Miller in his capacity as principal accounting officer or controller, in addition to your principal executive and financial officer.

RESPONSE:

We filed the code of ethics with this amendment. In addition, we updated our disclosure language to reflect that our code of ethics applies to Mr. Miller as the principal accounting officer, principal executive, and financial officer.

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STAFF COMMENT 9:

Please include the period ending date for the financial statements covered by your auditor's report.

RESPONSE:

We updated the registration statement to reflect the period ending date for the financial statements.

STAFF COMMENT 10:

Please revise this section (Undertakings, page II-2) so that it confirms to the requirements of Item 512 of Regulation S-K. Specifically, we note that the undertakings you provided are not in the exact form required by Item 512(a)(1),
(2), and (3) and Item 512(h) of Regulation S-K. In addition, it appears that you have unnecessarily repeated a portion of the undertaking required by Item 512(h). Please revise to ensure that these undertakings confirm to the language required by the Item.

RESPONSE:

We updated the undertakings to conform to Item 512 of Regulation S-K.

STAFF COMMENT 11:

Further, it does not appear that you are eligible to rely on Rule 430B. Please replace this undertaking with the Rule 430C undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the language in the undertaking to reflect Rule 430C required by Item 512(a)(6) of Regulation S-K.

STAFF COMMENT 12:

Since this is a primary offering, please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the language in the undertaking for a primary offering that is required by Item 512(a)(6) of Regulation S-K.

STAFF COMMENT 13:

Please revise the signature page so that it conforms to the signature requirements of Form S-1. Note that in addition to providing a signature on behalf of the registrant, which you have provided, you are also required to include the paragraph that reads: "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated." The paragraph should be followed by the signatures required by the instructions to the signature page. Please revise accordingly.

RESPONSE:

We concur with the staff and have updated the signature page accordingly.

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STAFF COMMENT 14:

In addition, please note that the paragraph immediately following the tile "Signatures" varies from the language required by Form S-1. In revising the signature page, please ensure that you use confirming language as set forth in Form S-1.

RESPONSE:

We concur with the staff and have updated the paragraph after the title "Signatures" to conform with the language set forth in Form S-1.


         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.467.0122.

Sincerely,


/s/ Kevin Miller
----------------
Kevin Miller
Chief Executive Officer

Enclosure

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